

October 28, 2010

Mr. Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

> **Re: Transcontinental Realty Investors, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-09240**

Dear Mr. Bertcher:

We have read your supplemental response letter dated September 1, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

1.   We note your response to prior comment 1 in our letter dated August 5, 2010. Please tell us how you determined that each of the acquirers listed is an entity under common control. Refer to paragraphs 46 through 49 of ASC 360-20-40. In addition, please tell us how you determined that these transactions have not been material to the financial statements for purposes of disclosure under Item 404(a) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Expenses, page 32

2.   We note your response to prior comment 3. Please tell us how you determined that the difference between the policy adopted January 1, 2010, and the prior policy is not material to the quarterly and annual financial statements of the respective periods.

Consolidated Statements of Shareholders' Equity, page 44

3.   We note your response to prior comment 7 and reissue the comment in part. Please provide your proposed disclosure of the detail related to the changes in non-controlling and controlling interests.

Directors, Executive Officers and Corporate Governance, page 85

4.   We note your response to prior comment 9. Please note that Item 401(e) of Regulation S-K now requires you to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each individual should serve as director. Please provide us with such disclosure and confirm you will provide similar disclosure in future filings.

Executive Compensation, page 92

5.   We note your response to prior comment 10. Please note that our comment requested disclosure pursuant to Item 402(k) of Regulation S-K. Considering you have provided your directors compensation in the amount of $30,000 per year plus reimbursement for expenses, please provide the director compensation table required by Item 402(k) of Regulation S-K in future filings or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Duc Dang at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief